Room 4561

May 19, 2006

Sandor Grosz
Chief Financial Officer
Technology Solutions Company
205 North Michigan Avenue
Suite 1500
Chicago, IL 60601

> **Re:** **Technology Solutions Company**
> **Form 10-K filed on March 23, 2006**
> **File No. 0-19433**

Dear Mr. Grosz:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting